UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
AMENDMENT NO. 2
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Vertrue, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

92534N101
(CUSIP Number)

Mr. Michael Palmer
c/o Brencourt Advisors, LLC
600 Lexington Avenue, 8th Floor
New York, NY 10022
(212) 313-9700
 (Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

June 20, 2007
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  ☐.

SCHEDULE 13D
CUSIP No. 92534N101

1)           NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Brencourt Advisors, LLC                                                                                                                                                             13-4137530
 _______________________________________________________________________________________________
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)
                                     (b)   ☒
_______________________________________________________________________________________________
3)       SEC USE ONLY
_______________________________________________________________________________________________
4)       SOURCE OF FUNDS  AF, OO (managed accounts)
_______________________________________________________________________________________________
5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)      ☐
_______________________________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
_______________________________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                1,617,1641
SHARES                                __________________________________________________________________________
BENEFICIALLY                                  8)           SHARED VOTING POWER
OWNED BY                                                                  1,128,4462
EACH                                      __________________________________________________________________________
REPORTING                                       9)           SOLE DISPOSITIVE POWER
PERSON                                                                        1,617,1641
WITH                                       __________________________________________________________________________
10)           SHARED DISPOSITIVE POWER
            1,128,4462
_______________________________________________________________________________________________
11)           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                2,745,6103
_______________________________________________________________________________________________
12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
__________________________________________________________________________
13)         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    28.1%
__________________________________________________________________________
14)       TYPE OF REPORTING PERSON
                               IA
__________________________________________________________________________

-----------------------------------------------------------------------

1 Includes 1,044,625 shares that the reporting person has the right to acquire.  See Item 6.
2 Includes 762,396 shares that the reporting person has the right to acquire.  See Item 6.
3 Includes 1,807,021 shares that the reporting person has the right to acquire.  See Item 6.

SCHEDULE 13D
CUSIP No. 92534N101

1)    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Brencourt Credit Opportunities Master, Ltd                                  32-0006283
 _____________________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)
                                      (b)    ☒
_____________________________________________________________________________________
3)    SEC USE ONLY
_____________________________________________________________________________________
4)    SOURCE OF FUNDS   WC
_____________________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)        ☐
_____________________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda
_____________________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                1,449,1334
SHARES                                     ______________________________________________________________
BENEFICIALLY                                   8)           SHARED VOTING POWER
OWNED BY                                                                  none
EACH                                           ______________________________________________________________
REPORTING                                         9)           SOLE DISPOSITIVE POWER
PERSON                                                                        1,449,133
WITH                                           ______________________________________________________________
10)           SHARED DISPOSITIVE POWER
        none
_____________________________________________________________________________________
11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    1,449,133
_____________________________________________________________________________________
12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
__________________________________________________________________
13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   14.8%
__________________________________________________________________
14)    TYPE OF REPORTING PERSON
                    CO
__________________________________________________________________

-----------------------------------------
4 Includes 876,594 shares that the reporting person has the right to acquire.

SCHEDULE 13D
CUSIP No. 92534N101

1)    NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Brencourt Merger Arbitrage Master, Ltd.                                                                                                    32-0006280
 ___________________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)
                                  (b)           ☒
___________________________________________________________________________________
3)    SEC USE ONLY
___________________________________________________________________________________
4)    SOURCE OF FUNDS  WC
___________________________________________________________________________________
5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)     ☐
___________________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda
___________________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                168,0315
SHARES                                     ____________________________________________________________
BENEFICIALLY                                   8)           SHARED VOTING POWER
OWNED BY                                                                  none
EACH                                           ____________________________________________________________
REPORTING                                         9)           SOLE DISPOSITIVE POWER
PERSON                                                                        168,031
WITH                                           ____________________________________________________________
10)           SHARED DISPOSITIVE POWER
         none
___________________________________________________________________________________
11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     168,031
___________________________________________________________________________________
12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
_________________________________________________________________
13)          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    1.7%
_________________________________________________________________
14)    TYPE OF REPORTING PERSON
                    CO
_________________________________________________________________

-------------------------------------
5 Includes 168,031 shares that the reporting person has the right to acquire.

This Amendment No. 2 amends and supplements the Schedule 13D Amendment No. 1 filed with the Securities and Exchange Commission (the “SEC”) on May 23, 2007 (the “Statement”) by and on behalf of Brencourt Advisors, LLC (“Brencourt Advisors”) and others with respect to the common stock, par value $0.01 per share (the "Common Stock"), of Vertrue, Inc., an Delaware corporation (the "Company").

Item 2.                                Identity and Background.

Item 2 of the Statement is hereby amended and restated as follows:

(a) - (c) This Statement on Schedule 13D is being filed on behalf of Brencourt Advisors, Brencourt Credit Opportunities Master, Ltd. (“BCOM”), and Brencourt Merger Arbitrage Master, Ltd. (“BMM,” and together with Brencourt Advisors and BCOM, the “Reporting Persons”).

Brencourt Advisors, a Delaware limited liability company and registered investment adviser engaged in the management of institutional client accounts, serves as investment manager to, and has voting and investment discretion over, certain investment vehicles and managed accounts.  The chief executive officer and majority owner of Brencourt Advisors is Mr. William L. Collins.  The principal business address of Brencourt Advisors and Mr. Collins is 600 Lexington Avenue, 8th Floor, New York, NY 10022.

BCOM, a Bermuda mutual fund company, is engaged in the business of acquiring, holding and disposing of investments in various companies.  BCOM is owned by Brencourt Multi-Strategy International, Ltd. (“Multi-Strategy”), a Bermuda mutual fund company, and certain other affiliated funds each of which is engaged in the business of investing directly and indirectly in master funds such as BCOM.  Brencourt Advisors is the investment manager of BCOM, Multi-Strategy and the other funds with ownership interests in BCOM.  The principal business address of BCOM and Multi-Strategy is Washington Mall West, 2nd Floor, 7 Reid Street, Hamilton HM 11, Bermuda.

BMM, a Bermuda mutual fund company, is engaged in the business of acquiring, holding and disposing of investments in various companies.  BMM is owned by Multi-Strategy and certain other affiliated funds, each of which is engaged in the business of investing directly and indirectly in master funds such as BMM.  Brencourt Advisors is the investment manager of BMM, Multi-Strategy and the other funds with ownership interests in BMM.    The principal business address of BMM is Washington Mall West, 2nd Floor, 7 Reid Street, Hamilton HM 11, Bermuda.

(d) - (e)  During the last five years, none of the Reporting Entities or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Collins is a citizen of the United States.

Item 3.                                Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended and supplemented as follows:

The amount of funds used to purchase the Common Stock by each of the Reporting Persons (including the purchase price for shares under the agreement referred to in Item 6) is as follows:

Brencourt Advisors through certain managed accounts	$54,352,434
BCOM	$69,620,116
BMM	$8,216,732

The purchase of the Common Stock in each case was funded with the respective working capital of the Reporting Persons or their affiliates, which may include margin loans incurred from time to time in the ordinary course.

Item 4.                                Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented as follows:

On June 21, 2007, William L. Collins, the Chairman and Chief Executive Officer of Brencourt Advisors, sent a letter to Gary Johnson, the Company’s Chief Executive Officer, a copy of which is attached as Exhibit 99.2 hereto and incorporated by reference herein.  In the letter, Mr. Collins addresses what he believes to be fundamental errors in the valuation of the Company by Jefferies Broadview and the failure of the Company to adequately investigate alternatives to the proposed acquisition by One Equity Partners.  Brencourt Advisors believes these alternatives are feasible and will provide greater value to shareholders.

On June 20, 2007, Brencourt Advisors entered into an agreement for the acquisition of shares of the Company’s Common Stock.  See Item 6.

Item 5.                                Interest in Securities of the Issuer.

Items 5 (a) and (b) of the Statement are hereby amended and restated as follows:

(a) Brencourt Advisors may be deemed to be the beneficial owner of the aggregate amount of 2,745,610 Shares representing approximately 28.1%6, including shares Brencourt Advisors has the right to acquire pursuant to the agreement referred to in Item 6, as follows:

	Shares Currently Held	Right to Acquire	Percentage of Outstanding Shares
Held in managed accounts	366,050	762,396	11.6%
Held by BCOM	572,539	876,594	14.8%
Held by BMM	0	168,031	1.7%

BCOM may be deemed to be the beneficial owner of 1,449,133 shares of Common Stock representing approximately 14.8%, including 876,594 shares that BCOM has the right to acquire pursuant to the agreement referred to in Item 6.

BMM may be deemed to be the beneficial owner of 168,031 shares of Common Stock representing approximately 1.7%, including 168,031 shares that BMM has the right to acquire pursuant to the agreement referred to in Item 6.

(b)  Brencourt Advisors may be deemed to have shared voting and dispositive power over the Common Stock held in managed accounts, and sole voting and dispositive power over the Common Stock held by BCOM and BMM.

BCOM may be deemed to have sole voting and dispositive power over the Common Stock that it holds.

BMM may be deemed to have sole voting and dispositive power over the Common Stock that it holds.

Item 6.	Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

On June 20, 2007, Brencourt Advisors entered into a Letter Agreement on behalf of its managed accounts, BCOM, and BMM, to acquire 1,807,021 shares of Common Stock (the “Letter Agreement”).  The Purchase is subject to the expiration or early termination of the applicable waiting period under the Hart-Scott Rodino Antitrust Improvements Act of 1976 (the “HSR Act’).  A copy of the Letter Agreement is attached as Exhibit 99.3. By letter dated as of June 20, 2007, Brencourt Advisors irrevocably waived any right to vote or direct the vote of the shares being acquired pursuant to the Letter Agreement until the expiration or early termination of the applicable waiting period under the HSR Act.  A copy of the letter is attached as Exhibit 99.4.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Exhibit Description

99.1	Agreement of Joint Filing among the Reporting Persons, dated June 21, 2007.

99.2	Letter to Gary Johnson, the Company’s Chief Executive Officer, dated June 21, 2007.

99.3	Letter Agreement by Brencourt Advisors on behalf of its managed accounts, BCOM, and BMM, dated June 20, 2007.

99.4	Letter of Brencourt Advisors, dated as of June 20, 2007.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: June 21, 2007

BRENCOURT ADVISORS, LLC

By: /s/ Michael Palmer
Name: Michael Palmer
        Title:  Chief Financial Officer

BRENCOURT CREDIT OPPORTUNITIES
MASTER, LTD.
By: Brencourt Advisors, LLC, its investment advisor

By: /s/ Michael Palmer
Name: Michael Palmer
                                                        Title:   Chief Financial Officer

BRENCOURT MERGER ARBITRAGE
MASTER, LTD.
By: Brencourt Advisors, LLC, its investment advisor

By: /s/ Michael Palmer
Name: Michael Palmer
                                                        Title:   Chief Financial Officer